SECURITIES AND EXCHANGE COMMISSION
		      Washington, D.C. 20549


			    Form 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
       OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the month of July, 2005
                      Durango Corporation
          (f/k/a Grupo Industrial Durango, S.A. de C.V.)
- -------------------------------------------------------------------
         (Translation of registrant's name into English)


   Torre Corporativa Durango, Potasio 150, Cuidad Industrial,
                    Durango, Durango, Mexico
- -------------------------------------------------------------------
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [x] Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.  Yes    No [x]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.




SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. CORPORACION DURANGO, S.A. DE C.V.



Date:  Julio 27, 2005		By /s/  Mayela Rincon de Velasco
					--------------------------------
       					Name:  Mayela Rincon de Velasco
   					Title: Chief Financial Officer




   Durango, Durango, Mexico,- Corporacion Durango, S.A. de C.V., (BMV:
CODUSA) ("Durango" or the "Company"),the largest integrated paper producer in Mexico, today announced its unaudited consolidated results for the second quarter of 2005. All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Mexican pesos as of the end of each period and converted into U.S. dollars using the exchange rate at the end of each period. All comparative figures for the first quarter 2005 and 2004 were prepared on a pro-forma basis with Paneles Ponderosa as a discontinuous operations.

   During the first semester of the 2005 the Mexican economy, the industrial sector and the consumption continued showing signals of great weakness, under the frame of a prolonged monetary restriction and loss of competitiveness of the manufacturing sector due to an exchange rate highly overvalued and also an increasing cost of energetics.

   In spite of this adverse business environment, Corporacion Durango developed and executed a package of operative and market strategies that allowed it to increase net sales by 19.0% in the semester, from $316.8 million dollars in the first semester of 2004 to $377.1 million dollars in this semester. Furthermore, EBITDA grew 33.0% in this semester, form $33.3 million dollars in the first semester of 2004 to $44.1 million dollars in this semester.

   In the second quarter of the 2005 sales increase 20% with respect to the same period of the previous year, from $163.0 million dollars in the 2004 to $195.1 million dollars in the second quarter of 2005. The EBITDA also grew 21% in this quarter, from $17.9 million dollars in the 2004 to $21.5 million dollars in the second quarter of 2005.

   As a result of the substantial reduction of its debt and lower interest rate, the financial cost of the company in the semester decreased 59%, from $60.4 million dollars in the first semester of 2004 to $24.5 million dollars in the first semester of 2005, which reflects a great financial flexibility and a sound business strategic vision of the company. Total debt (principal and accrued interest) at the end of the first half of 2005 was US$637.1 million, down US$344.7 form the first half of 2004.

   As a part of its strategy of high focus in its core business, the paper and packaging industry, during the first semester of 2005 the company divested a non-strategic and low-profit wood plant in Chihuahua, Mex. and acquired a new corrugated container plant conveniently located in Monterrey, N.L.

   Looking to the second semester of 2005, the company considers that their results will be smaller to those of the first semester, due to the expected over-cost in energy and raw materials, to the weakness of the international prices in its main sector of brown papers which will temporarily hurt the results of its operations in Mexico and E.U.A., as well as the negative effect of the present level of appreciation of the exchange rate in the competitiveness of the country, of its clients and in the company. Durango remains committed to reduce debt and create shareholder value... concluded Miguel Rincon, Durango's Chairman and CEO.



PERFORMANCE

Item					2Q05	2Q04	%
Total Shipments('000 Short Tons)	350.9	328.6	7%
Pricing (US$/Short Ton)			556	496	12%
Net Sales (US$Million)  		195.1	163.0	20%
Unit Cost (US$/Short Ton)		486	429	13%
EBITDA (US$Million)  			 21.5	 17.9	21%
EBITDA Margin				11%	11%	0%


SHIPMENTS

The Company's total shipments and shipments in its industry segment increased 7% as compared with the second quarter of 2004.

Shipments  (000 Short tons)	2Q05	2Q04	%	1H05	1H04	%
Paper 				169.5	160.1	6%	318.8	311.1	2%
Packaging 			179.2	166.2	8%	345.1	329.0	5%
Other				  2.3	  2.4	-5%	  4.5	  5.5	-18%
Total 				350.9	328.6	7%	668.3	645.6	4%



PRICE

The average sales price increased by 12% to US$556 from US$496 in the second quarter of 2004 primarily as a result of the companies pricing recovery strategy supported on the stational strengthening of industry paper pricing. The average packaging unit price increase by 12% from the second quarter of 2004.

Prices (US$/Short Ton)	2Q05	2Q04	%	1H05	1H04	%
Paper			516	461	12%	535	447	20%
Packaging		589	525	12%	587	528	11%
Other			926	775	20%	896	735	22%
Total			556	496	12%	564	491	15%


NET SALES

Total net sales grew by 20% to US$195.1 million from US$163.0 million in the second quarter of 2004, mainly due to increases in packaging sales prices.


Net Sales (US$ Million)	2Q05	2Q04	%	1H05	1H04	%
Paper			 87.5	 73.9	18%	170.4	139.0	23%
Packaging		105.5	 87.2	21%	202.6	173.8	17%
Other			  2.1	  1.9	13%	  4.0	  4.0	 0%
Total			195.1	163.0	20%	377.1	316.8	19%



Net sales from the paper segment increased by 18% to US$87.5 million from US$73.9 million in the second quarter of 2004; net sales from the packaging segment increased by 21% to US$105.5 million from US$87.2 million in the second quarter of 2004. The average packaging unit price increased by 12% from the second quarter of 2004.

PRODUCTION COST

The unit production cost increased 13% from the second quarter of 2004.


Unit Cost (US$/Short Ton) 2Q05	2Q04	%	1H05	1H04	%
Total			  486	429	13%	491	430	14%



SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses increased from US$13.3 million in the second quarter of 2004 to US$14.4 million in the second quarter of 2005. semester to semester the SG&A increased to US$27.7 million in the first half of 2005 from US$25.5 million in the first half of 2004, mainly due to a higher selling efforts and commissions to increase by 19% our net sales in a highly competitive market.

EBITDA

EBITDA increased by 21% from the second quarter of 2004. EBITDA as a percentage of net sales was 11% in the second quarter of 2005 remaining flat compared with the 11% of the second quarter of 2004.

EBITDA (US$ Million)	2Q05	Margin	2Q04	Margin	%
Paper			 9.1	10%	 4.9	 7%	 83%
Packaging		11.9	11%	12.9	15%	 -8%
Other			 0.6	29%	 0.1	 3%	889%
Total			21.5	11%	17.9	11%	 21%



EBITDA (US$ Million)	1H05	Margin	1H04	Margin	%
Paper			20.8	12%	 7.2	 5%	190%
Packaging		22.3	11%	25.7	15%	-13%
Other			 1.0	25%	 0.4	 9%	172%
Total			44.1	12%	33.3	11%	 33%


*EBITDA.- According with the Restructured Credit Agreement the Consolidated EBITDA means, for any period,the sum of the following for the Company and its
Subsidiaries: a)operating income for such period; b)to the extent deducted in determining such operating income for such period, the sum of the following:
i)depreciation, ii)amortization, iii)any other non-cash charges other than any such non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period, iv)the aggregate amount of all cash severance payments actually made in cash, v)taxes paid of payable, and vi)non-cash charges incurred in connection with pension plans; and c)the aggregate amount of interest income accrued during such period.

NET INCOME

Net Income increased from a net loss of US$28.1 million in the second quarter of 2004 to a net gain of US$2.8 million in the second quarter of 2005.


Special Note Regarding Forward-Looking Statements

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Corporacion Durango and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.


CONTACTS


 Corporacion Durango, S.A. de C.V.          The Global Consulting Group

       Mayela R. Velasco            		  Kevin Kirkeby
       +52 (618) 829 1008     			  (646) 284-9416
       mrinconv@corpdgo.com.mx     	          kkirkeby@hfgcg.com

       Miguel Antonio R.
       +52 (618) 829 1070
       rinconma@corpdgo.com.mx




CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND JUNE 30, 2005 (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005
(Stated in thousands of Pesos and Dollars)
                                                                              US$ DLLS.
                                                      December 31, June 30,    June 30,
                                                         2004        2005        2005

     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents ........................$    840,271$    471,675      43,774
  Accounts receivable, net .........................   1,682,692   1,791,032     166,218
  Taxes recoverable and other assets ...............     106,309      72,281       6,708
  Inventories, net .................................   1,083,096   1,160,751     107,724
  Prepaid expenses .................................       6,675      16,925       1,571
  Current assets of discontinued operations ........     105,318     120,150      11,151
            Total current assets ...................   3,824,361   3,632,814     337,146
PROPERTY, PLANT AND EQUIPMENT, net .................  11,172,170  11,149,453   1,034,733
OTHER ASSETS, net ..................................     334,578     340,325      31,584
Noncurrent assets of discontinued operations .......     251,265     235,483      21,854
            Total  assets ..........................$ 15,582,374$ 15,358,075   1,425,317

     LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank loans and current portion of long-term debt .     178,630     196,379      18,225
  Interest payable .................................      15,842      13,880       1,288
  Trade accounts payable ...........................     739,225     928,592      86,179
  Notes payable ....................................      48,958      56,227       5,218
  Accrued liabilities ..............................     692,992     509,161      47,253
  Employee profit-sharing ..........................         855       1,549         144
  Current liabilities of discontinued operations ...     127,915      68,641       6,370
            Total  current liabilities .............   1,804,417   1,774,429     164,677
LONG-TERM DEBT .....................................   7,004,582   6,655,004     617,622
LONG-TERM NOTES PAYABLE ............................      88,773      77,379       7,181
DEFERRED TAXES......................................   1,672,275   1,936,816     179,748
LIABILITY FOR EMPLOYEE BENEFITS.....................     264,951     310,507      28,817
LIABILITY FOR CAPITALIZATION .......................   3,183,926           0           0
LONG TERM LIABILITIES OF DISCONTINUED OPERATIONS....     156,205     141,236      13,108
            Total long term liabilities ............  12,370,712   9,120,942     846,475
            Total  liabilities .....................  14,175,129  10,895,371   1,011,153
STOCKHOLDERS' EQUITY:
  Majority interest ................................   1,331,961   4,427,646     410,911
  Minority interest ................................      75,284      35,058       3,254
            Total stockholders' equity .............   1,407,245   4,462,704     414,164
            Total liabilities and stockholders' equi$ 15,582,374$ 15,358,075   1,425,317

               Exchange rate: $ 10.7752


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN FINANCIAL POSITION
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005
(Stated in thousands of Pesos and Dollars)

                                                                                              *
                                                                  Full Year   Acum. June  Acum. June
                                                                     2004        2005      US$ 2005

OPERATING ACTIVITIES:
Net income (loss) ..............................................$   -151,833$    -81,113      -7,528
    Add (deduct)- Charges (credits) to income which do
       not require (generate) resources:
       Depreciation and amortization ...........................     429,072     212,767      19,746
       Amortization of debt issuance cost and other
           financing costs .....................................     330,051           0           0
       Loss on sale of property, plant and equipment ...........      22,283         124          12
       Impairment of long-lived assets .........................     467,352           0           0
       Deferred income taxes ...................................    -321,514     238,964      22,177
       Other....................................................      31,970      23,787       2,208
       Total items which do not require cash....................     959,214     475,642      44,142
  Net resources generated from income ..........................     807,381     394,529      36,615
    Changes in operating assets and liabilities:
    Decrease (Increase) in inventories .........................      71,391     -77,655      -7,207
    Decrease (Increase) in current assets ......................       9,341     -46,392      -4,305
    Decrease (increase) in account receivables, net ............     132,250     -38,170      -3,542
    (Decrease) increase in accounts payable and
      accrued liabilities ......................................    -180,653      11,537       1,071
  Resources generated by continued operating  ..................     839,710     243,849      22,631
  Assets and liabilities discontinued ..........................      22,081     -74,106      -6,877
  Resources generated by operating activities ..................     861,791     169,743      15,753
FINANCING ACTIVITIES:
       Increase (Decrease) in bank loans and others ............    -610,093  -3,486,341    -323,552
       Increase (Decrease) in capital ..........................          47     282,681      26,234
       Gain on shares sales ....................................           0   2,891,425     268,341
  Net resources generated from financing activities ............    -610,046    -312,235     -28,977
INVESTMENT ACTIVITIES:
       Restricted cash..........................................     166,987           0           0
       Acquisition of property, plant and equipment.............    -208,917     -50,888      -4,723
       Sale of property, plant and equipment....................      16,078         735          68
       Disposition of subsidiaries .............................           0    -191,498     -17,772
       Increase in deferred assets .............................     -70,109      15,547       1,443
  Net resources applied to investing activities ................     -95,961    -226,104     -20,984
INCREASE IN CASH AND CASH EQUIVALENTS ..........................     155,784    -368,596     -34,208
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD............     684,487     840,271      77,982
CASH & CASH EQUIVALENTS AT END OF THE PERIOD ...................$    840,271$    471,675US    43,774


* The exchange rate of 10.7752 was used for translation purposes.


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              2Q          2Q                      2Q          2Q
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 1,927,219$  2,101,764          9%     162,992     195,055         20%
COST OF SALES ...........................  1,665,743   1,838,892         10%     141,041     170,660         21%
     Gross profit........................    261,476     262,872          1%      21,951      24,395         11%

     Selling and Administrative expenses     158,165     155,670         -2%      13,304      14,447          9%
     Operating income ...................    103,311     107,202          4%       8,647       9,948         15%
FINANCIAL EXPENSE:
Interest expense ........................    386,401     137,605        -64%      32,158      12,771        -60%
Interest income .........................     -5,416      -2,511        -54%        -450        -233        -48%
Exchange (gain) loss, net ...............    364,257    -264,203     N/A          30,292     -24,520     N/A
Gain on monetary position ...............     14,188     -10,333     N/A           1,297        -959     N/A
  Total financial expense ...............    759,430    -139,442     N/A          63,297     -12,941     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............    -23,936     -70,511        195%      -1,974      -6,544        232%
  Total other income (expense) ..........    -23,936     -70,511        195%      -1,974      -6,544        232%
  Income (loss) before income and asset t   -680,055     176,133       -126%     -56,624      16,345       -129%
Provisions for income and asset taxes ...      8,483      12,137         43%         726       1,126         55%
Provision for deferred income taxes .....     64,137     163,966        156%       5,064      15,217        200%
  Net income after taxes ................   -752,675          30       -100%     -62,414           2       -100%
Impairment ..............................   -423,473           0       -100%     -35,216           0       -100%
Discontinued operations .................     11,021     -30,217     N/A             917      -2,804     N/A
Net income before minority interest......$  -340,223$     30,247       -109%     -28,115       2,806       -110%
  Minority interest......................       -112      -2,505       2137%         -11        -233       2018%
  Majority net income....................$  -340,111$     32,752       -110%     -28,104       3,039       -111%

  Operating income ......................    103,311     107,202          4%       8,647       9,948         15%
  Depreciation & amortization ...........     98,613     103,500          5%       8,306       9,605         16%
  Interest income .......................      5,416       2,511        -54%         450         233        -48%
  Employee retirement obligations .......        918      14,922       1525%          76       1,385       1722%
  Allowance for doubtful accounts .......      4,695       4,053        -14%         390         376         -4%
  EBITDA ................................    212,953     232,188          9%      17,869      21,547         21%


CORPORACION DURANGO, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED CONDENSED STATEMENTS OF INCOME (UNAUDITED)
EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS
AS OF JUNE 30, 2005


                                           Thousands of Pesos                 Thousands of Dollars
                                              Ac          Ac                      Ac          Ac
                                             2004        2005        Var         2004        2005        Var

NET SALES ...............................$ 3,709,037$  4,127,397         11%     316,815     377,094         19%
COST OF SALES ...........................  3,244,568   3,591,008         11%     277,423     328,128         18%
     Gross profit........................    464,469     536,389         15%      39,392      48,966         24%

     Selling and Administrative expenses     299,794     302,937          1%      25,510      27,671          8%
     Operating income ...................    164,675     233,452         42%      13,882      21,295         53%
FINANCIAL EXPENSE:
Interest expense ........................    727,055     285,253        -61%      61,375      25,987        -58%
Interest income .........................    -11,350     -16,696         47%        -959      -1,503         57%
Exchange (gain) loss, net ...............    297,563    -238,737     N/A          24,574     -22,242     N/A
Gain on monetary position ...............   -128,212     -64,994        -49%     -10,874      -5,832        -46%
  Total financial expense ...............    885,056     -35,174     N/A          74,116      -3,590     N/A
OTHER INCOME (EXPENSES):
Other income (expense), net .............     -7,604    -130,970       1622%        -544     -11,960       2099%
  Total other income (expense) ..........     -7,604    -130,970       1622%        -544     -11,960       2099%
  Income (loss) before income and asset t   -727,985     137,656       -119%     -60,778      12,925       -121%
Provisions for income and asset taxes ...     41,498      21,963        -47%       3,640       2,021        -44%
Provision for deferred income taxes .....   -213,859     238,964       -212%     -18,715      21,914       -217%
  Net income after taxes ................   -555,624    -123,271        -78%     -45,703     -11,010        -76%
Impairment ..............................    534,736           0       -100%      46,932           0       -100%
Discontinued operations .................     -5,531     -42,158        662%        -502      -3,872        671%
Net income before minority interest......$ -1,084,82$    -81,113        -93%     -92,133      -7,138        -92%
  Minority interest......................     -8,767     -42,688        387%        -755      -3,827        407%
  Majority net income....................$ -1,076,06$    -38,425        -96%     -91,378      -3,311        -96%

  Operating income ......................    164,675     233,452         42%      13,882      21,295         53%
  Depreciation & amortization ...........    205,151     207,415          1%      17,487      18,932          8%
  Interest income .......................     11,350      16,696         47%         959       1,503         57%
  Employee retirement obligations .......      1,937      17,259        791%         163       1,594        878%
  Allowance for doubtful accounts .......      9,412       8,713         -7%         794         793          0%
  EBITDA ................................    392,525     483,535         23%      33,285      44,117         33%